CHURCHILL CAPITAL CORP. XI

640 Fifth Avenue, 14th Floor

New York, NY 10019

December 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie Gorman

Re:	Churchill Capital Corp XI

Registration Statement on Form S-1

Filed November 18, 2025, as amended

File No. 333-291626

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Churchill Capital Corp XI hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, December 16, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP